[Letterhead of Sidley Austin LLP]

January 7, 2014

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PowerShares DB Multi-Sector Commodity Trust

Dear Sir or Madam:

DB Commodity Services LLC serves as the managing owner (the “Managing Owner”) of the PowerShares DB Multi-Sector Commodity Trust (the “Trust”), a Delaware statutory trust organized in seven separate series on August 3, 2006. We refer to five of the seven separate series of the Trust as the PowerShares DB Energy Fund, PowerShares DB Oil Fund, PowerShares DB Precious Metals Fund, PowerShares DB Gold Fund and PowerShares DB Base Metals Fund (collectively, the “Sectors Funds”). The remaining two series of the Trust are the PowerShares DB Silver Fund (the “DBS Fund”) and the PowerShares DB Agriculture Fund (the “DBA Fund”).

As of the date of this letter, the Sectors Funds and the DBS Fund are offered continuously pursuant to a common prospectus that is part of the Registration Statement on Form S-3 (Registration No. 333-184947), which was declared effective on January 3, 2013 (the “Effective Registration Statement”).

As a part of the Managing Owner’s ongoing diligence obligations, the Managing Owner reviewed the registration status of the Sectors Funds and the DBS Fund. The Managing Owner made the determination that, effective upon filing of the upcoming Form 10-K for the fiscal year ended December 31, 2013 for the DBS Fund, the DBS Fund will no longer satisfy the eligibility requirements for the use of Form S-3.

In order to avoid a disruption of the continuous offering of the Sectors Funds and the DBS Fund, on behalf of the Managing Owner, we are filing contemporaneously a Registration Statement on Form S-3 for the Sectors Funds (the “Sectors Registration Statement”) and a Registration Statement on Form S-1 for the DBS Fund (the “DBS Registration Statement”).1

[1]	For the avoidance of doubt and for the sake of completeness, the seventh series of the Trust, the DBA Fund, is currently being offered through the prospectus that is a part of a separate Registration Statement on Form S-3 (Registration No. 333-185865), which became effective upon filing on January 3, 2013, and will continue to be offered. The DBA Fund remains qualified to be registered on Form S-3.

The Managing Owner plans to continue offering the Sectors Funds and the DBS Fund pursuant to the common prospectus that is part of the Effective Registration Statement until both the Sectors Registration Statement and the DBS Registration Statement have been declared effective by the SEC. The Managing Owner plans to request simultaneous effectiveness of the Sectors Registration Statement and the DBS Registration Statement just prior to filing the Form 10-K for the DBS Fund. By doing so, the Managing Owner will be able to ensure that the continuous offering of both the Sectors Funds and the DBS Fund will not be interrupted and will be able to transition seamlessly from the Effective Registration Statement to both the Sectors Registration Statement and the DBS Registration Statement. Please note that the prospectus that is part of the Sectors Registration Statement and the prospectus that is part of the DBS Registration Statement do not contain any material changes to the prospectus that is part of the Effective Registration Statement.

If you have any questions, please feel free to call or e-mail the undersigned.

Very truly yours,

/s/ Victor T. Chiu
Victor T. Chiu